UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2016

Date:	July 15, 2016
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager-Financial Planning Division / Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the fiscal year ended March 31, 2016

(1) Operating results

(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2016	2015

Total revenue	5,413,428	5,739,723

Income before income tax expense	1,162,670	2,262,656

Net income attributable to Mitsubishi UFJ Financial Group	802,332	1,531,127

Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	57.78	107.81

Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	57.51	107.50

Comprehensive income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2016 and 2015 were ¥41,921 million and ¥3,240,700 million, respectively.

Notes:

1. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2016	2015
Common stock	13,885,842	14,118,469

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group.”

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2016	2015
Total assets	292,570,296	280,886,326

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,270,625	14,679,065

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2016	2015
Net cash provided by operating activities	4,181,040	2,384,590
Net cash used in investing activities	(12,994,976)	(10,975,679)
Net cash provided by financing activities	14,168,679	8,183,248
Cash and cash equivalents at end of period	8,656,322	3,353,236

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 20-F (the “Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about the company, including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, the company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in our IT systems, and natural disasters, cyber-attacks and other external events. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, the Disclosure Book, the Annual Report, the Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2016	2015
Assets:
Cash and due from banks	8,656,322	3,353,236
Interest-earning deposits in other banks	41,017,579	37,364,698
Call loans and funds sold	699,025	660,416
Receivables under resale agreements	7,446,665	7,273,008
Receivables under securities borrowing transactions	6,041,984	4,659,545
Trading account assets	50,825,399	46,904,903
Investment securities:
Available-for-sale securities—carried at fair value	41,226,231	47,490,404
Held-to-maturity securities—carried at amortized cost	3,866,668	4,130,451
Other investment securities	554,715	587,119

Total investment securities	45,647,614	52,207,974

Loans, net of unearned income, unamortized premiums and deferred loan fees	122,790,958	118,265,202
Allowance for credit losses	(1,111,130)	(1,055,479)

Net loans	121,679,828	117,209,723

Premises and equipment—net	1,005,905	982,205
Accrued interest	325,373	323,496
Customers’ acceptance liability	132,532	205,384
Intangible assets—net	1,015,150	1,160,164
Goodwill	454,375	807,610
Deferred tax assets	155,010	90,674
Other assets	7,467,535	7,683,290

Total assets	292,570,296	280,886,326

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	20,045,780	17,829,620
Interest-bearing	115,432,472	107,968,674
Overseas offices:
Non-interest-bearing	5,919,018	5,616,266
Interest-bearing	40,040,817	40,576,707

Total deposits	181,438,087	171,991,267

Call money and funds purchased	1,388,589	3,668,986
Payables under repurchase agreements	22,114,424	20,728,205
Payables under securities lending transactions	4,710,407	8,205,349
Due to trust account	6,338,154	1,610,992
Other short-term borrowings	9,357,728	11,545,807
Trading account liabilities	21,025,012	17,029,385
Obligations to return securities received as collateral	1,919,066	2,651,151
Bank acceptances outstanding	132,532	205,384
Accrued interest	132,802	132,330
Long-term debt	21,972,077	19,968,735
Other liabilities	7,193,151	7,867,394

Total liabilities	277,722,029	265,604,985

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,090,270
Capital surplus	5,958,929	5,959,626
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,980,257	3,424,864
Accumulated other comprehensive income, net of taxes	2,301,259	3,067,255
Treasury stock, at cost	(299,661)	(102,521)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,270,625	14,679,065
Noncontrolling interests	577,642	602,276

Total equity	14,848,267	15,281,341

Total liabilities and equity	292,570,296	280,886,326

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal years ended March 31,
(in millions of yen)	2016	2015
Interest income:
Loans, including fees	2,054,338	1,981,274
Deposits in other banks	82,654	64,270
Investment securities:
Interest	254,214	252,149
Dividends	133,828	131,593
Trading account assets	422,080	400,020
Call loans and funds sold	10,450	11,181
Receivables under resale agreements and securities borrowing transactions	48,174	54,158

Total	3,005,738	2,894,645

Interest expense:
Deposits	350,335	300,692
Call money and funds purchased	8,802	7,287
Payables under repurchase agreements and securities lending transactions	45,201	41,294
Due to trust account	505	504
Other short-term borrowings and trading account liabilities	54,572	60,452
Long-term debt	284,949	252,955

Total	744,364	663,184

Net interest income	2,261,374	2,231,461
Provision for credit losses	231,862	86,998

Net interest income after provision for credit losses	2,029,512	2,144,463

Non-interest income:
Fees and commissions income	1,475,872	1,400,980
Foreign exchange gains (losses)—net	192,086	(113,073)
Trading account profits—net	276,654	1,148,661
Investment securities gains—net	232,259	154,687
Equity in earnings of equity method investees—net	176,857	172,946
Gains on sales of loans	12,293	15,027
Other non-interest income	41,669	65,850

Total	2,407,690	2,845,078

Non-interest expense:
Salaries and employee benefits	1,158,896	1,097,452
Occupancy expenses—net	182,782	168,780
Fees and commission expenses	285,387	248,136
Outsourcing expenses, including data processing	244,734	241,650
Depreciation of premises and equipment	99,680	108,659
Amortization of intangible assets	237,342	222,353
Impairment of intangible assets	117,726	677
Insurance premiums, including deposit insurance	91,854	115,451
Communications	58,314	54,712
Taxes and public charges	93,734	96,627
Impairment of goodwill	333,719	3,432
Other non-interest expenses	370,364	368,956

Total	3,274,532	2,726,885

Income before income tax expense	1,162,670	2,262,656
Income tax expense	369,432	666,020

Net income before attribution of noncontrolling interests	793,238	1,596,636
Net income (loss) attributable to noncontrolling interests	(9,094)	65,509

Net income attributable to Mitsubishi UFJ Financial Group	802,332	1,531,127

Income allocated to preferred shareholders:
Cash dividends paid	—	8,970

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	802,332	1,522,157

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	57.78	107.81
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	57.51	107.50

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the fiscal years ended March 31,
(in millions of yen)	2016	2015
Net income before attribution of noncontrolling interests	793,238	1,596,636
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	(249,781)	999,817
Net debt valuation adjustments	3,505	—
Net unrealized gains on derivatives qualifying for cash flow hedges	1,808	899
Defined benefit plans	(131,493)	18,927
Foreign currency translation adjustments	(356,677)	688,518

Total	(732,638)	1,708,161

Comprehensive income	60,600	3,304,797

Net income (loss) attributable to noncontrolling interests	(9,094)	65,509
Other comprehensive income (loss) attributable to noncontrolling interests	27,773	(1,412)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	41,921	3,240,700

Loans

	As of March 31,
(in millions of yen)	2016	2015
Impaired loans	1,725,150	1,686,806
Other than impaired loans	121,065,808	116,578,396

Total	122,790,958	118,265,202

Allowance for credit losses

	As of March 31,
(in millions of yen)	2016	2015
Related to impaired loans	734,932	607,287
Related to other than impaired loans	376,198	448,192

Total	1,111,130	1,055,479